[Magellan Midstream Partners, L.P. Letterhead]

July 16, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Mr. H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on
Form S-4 (File No. 333-158444), as amended, of Magellan Midstream
Partners, L.P. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, July 21, 2009, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

In addition, the Registrant acknowledges that the disclosure in the Registration Statement and in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as amended, is the responsibility of the Registrant. Moreover, on behalf of Magellan Midstream Holdings, L.P. (“MGG”), the Registrant acknowledges that the disclosure in MGG’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as amended, is the responsibility of MGG. The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement or the above-mentioned annual and quarterly reports of the Registrant and of MGG (collectively, the “Reports”), and the Registrant represents that neither it nor MGG will assert comments from the staff of the Commission or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant or MGG from their respective full responsibilities for the adequacy and accuracy of the disclosures in the Registration Statement or the Reports, as applicable.

Please call the undersigned at (918) 574-7030 with any questions regarding this matter.

Very truly yours, MAGELLAN MIDSTREAM PARTNERS, L.P.

By:	Magellan GP, LLC, its general partner

By:	/s/ Lonny E. Townsend

Lonny E. Townsend Senior Vice President, General Counsel, Compliance and Ethics Officer and Assistant Secretary

cc:	Tracey McNeil
Gary Newberry
Chris White